Exhibit 99.1
CORPORATE RELEASE
STATS ChipPAC Appoints Chief Sales Officer
United States — 03/25/2008, Singapore — 03/26/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced the appointment of Hal Lasky as Executive Vice President and Chief Sales Officer for the Company effective March 27, 2008.
Lasky will report directly to Tan Lay Koon, STATS ChipPAC’s President and Chief Executive Officer, and will have overall responsibility for the Company’s worldwide sales and product line management organization. He will provide the leadership on the Company’s business, customer and product strategy. Lasky will be based in the United States.
“Hal is a world class executive with proven leadership and achievements in managing large scale global sales and product line organizations in the semiconductor industry. I am delighted that a person of Hal’s caliber has agreed to join our senior management team to help take STATS ChipPAC to the next level of success,” said Tan Lay Koon, President and Chief Executive Officer, STATS ChipPAC.
“STATS ChipPAC is well positioned in the outsourced assembly and test industry with a strong customer franchise, leading technology portfolio and a strategic geographic footprint,” said Lasky. “I am impressed with the success of STATS ChipPAC since its formation in August 2004, and look forward to contributing to its future success.”
Prior to joining STATS ChipPAC, Lasky spent 24 years at IBM Corporation where he held a number of key leadership positions, most recently as Vice President of Worldwide Semiconductor Sales for IBM’s Global Engineering Solutions group with responsibility for IBM’s worldwide semiconductor revenue, sales strategy and strategic relationships with clients in the consumer, communications and IT markets. Prior to that, he held various senior management positions in IBM’s Systems and Technology Group, Microelectronics Business Line and Interconnect Products Business Line.
Lasky holds a Bachelor of Science degree in Ceramic Engineering from Rutgers University and a Master’s degree in Materials Science and Engineering from Columbia University. He is also a graduate of the IBM Client Executive Program at Harvard Business School.
Forward-looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com under the Exchange Act; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the SGX-ST; our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 7, 2008. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” —SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com